

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2016

Mail Stop 4720

<u>Via Email</u>
William J. Janetschek
Chief Financial Officer
KKR & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

   Re: KKR & Co. L.P.
   Form 10-K for the Fiscal Year Ended December 31, 2015
   Filed February 26, 2016
   File No. 001-34820

Dear Mr. Janetschek:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Hugh West

                    Hugh West
                    Accounting Branch Chief
                    Office of Financial Services